SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ✓                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: September 17, 2009	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS HAS UNTIL MARCH 15, 2010 TO COMPLY WITH NASDAQ MINIMUM BID PRICE

Hsinchu, Taiwan, September 17, 2009 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today reported it has received a letter from The NASDAQ Stock Market Listing Qualifications Department stating that for the last 30 consecutive business days, the bid price of the Company’s common stock has closed below the US$1.00 minimum required for continued inclusion under Listing Rule 5450(a)(1) (the “Rule”). The notice further states that pursuant to Listing Rule 5810(c)(3)(A), the Company has a grace period of 180 calendar days (or until March 15, 2010) to regain compliance and that if, at anytime before March 15, 2010, the bid price of the Company’s common stock closes at US$1.00 per share or more for a minimum of 10 consecutive business days, the Company will regain compliance with the Rule. Notwithstanding, the Nasdaq staff has the discretion to require compliance for a period in excess of 10 consecutive business days, but generally no more than 20 consecutive business days.

If, by March 15, 2010, the Company cannot demonstrate compliance with the Rule, the Company may submit an application to transfer its listing to The Nasdaq Capital Market, provided that it meets all applicable requirements under Listing Rule 5505 for initial listing on The Nasdaq Capital Market, other than the minimum bid requirement. If the listing is transferred to The Nasdaq Capital Market, the Nasdaq staff will notify the Company that it has been granted an additional 180 calendar day compliance period. If the Company is not so eligible for initial listing on The Nasdaq Capital Market, the Nasdaq staff will provide written notice that the Company’s securities will be delisted. At that time, the Company may appeal the Nasdaq staff’s determination to delist its securities to a Listing Qualifications Panel.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.